Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

October 16, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jessica Livingston, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4720

Re:	Financial Gravity Companies, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed September 24, 2018
File No. 333-220505

Ladies and Gentlemen:

Financial Gravity Companies, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 9, 2018, relating to the above-referenced filing. To facilitate your review of this filing, we have repeated your question or comment from your letter and then provided our response.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please clarify which of the OTC Markets your common stock is traded on.

Response:

Thank you for the comment. The registration statement has been amended to disclose that our common stock is quoted on the OTC Link LLC (“OTC Link”) quotation system, operated by OTC Markets Group Inc., and trades on the OTCQB market under the symbol “FGCO”.

2.	We note the new disclosure in response to comment 2 that the Company has a limitation on staffing “requiring specialized outside accounting assistance to implement additional procedures that are effective, and another review to the process, to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them.” Please clarify whether this “specialized outside accounting assistance” is something you’ve been receiving that needs additional effective procedures implemented or whether it is part of a future solution or something else. Please revise to further clarify what has been detected to be problematic or contributing to the ineffectiveness and what is determined to be a response to such matters.

Response:

Thank you for the comment. The “specialized outside accounting assistance” referenced in the disclosure refers specifically to the Company’s use of external consultants to assist in drafting the financial statements included in Forms 10-K and 10-Q. In addition to providing drafting assistance, the consultants also helped train the Company’s accounting staff such that the Company can perform such services internally in the future. We have revised the registration statement to include this clarifying information.

3.	We also note the new disclosure that the Company has implemented processes to improve DCP and ICFR and address any material weaknesses that require involvement of “leadership team” members in check disbursements. Please clarify who is part of the leadership team or how this group is defined.

Response:

Thank you for the comment. We have revised the registration statement to clarify who is part of the leadership team.

The leadership team currently comprises the following members: the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Tax Strategist, the Chief Sales Officer, and the Director of Operations.

4.	Disclosure in this risk factor also indicates that “though adequate processes are in place and functioning, subsequent reviews are deemed necessary to identify unauthorized transactions.” Please clarify why your processes are adequate if subsequent reviews are needed to identify unauthorized transactions.

Response:

Thank you for the comment. We have revised the registration statement to more precisely state that, while our current processes are adequate, “we believe adding additional subsequent reviews of recorded transactions would be appropriate for internal control and we plan to add such review procedures as our internal workforce grows.”

5.	You appear to have removed your discussion relating to completed fiscal years covered by the annual financial statements included in your filing. Please amend your registration statement to ensure that your MD&A covers all required periods.

Response:

Thank you for the comment. The registration statement has been amended to include the MD&A relating to the completed fiscal years covered by the annual financial statements included in our filing.

6.	We note the revised disclosure in response to comment 9. Please expand to disclose the aggregate grant date fair value of the option awards. Refer to Item 402(n)(2)(vi).

Response:

Thank you for the comment. The registration statement has been amended to include a revised and expanded disclosure of the aggregate grant date fair value of the option awards in accordance with Item 402(n)(2)(vi).

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Thank you for your assistance and review.

Sincerely,

Financial Gravity Companies, Inc.

/s/ John Pollock

John Pollock

Chief Executive Officer